

February 24, 2014

Via Facsimile
Mr. William Van Vliet
Chief Executive Officer
Renewable Fuel Corp
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, NV 89128

>   **RE: Renewable Fuel Corp**
>   **Form 10-K for the Year Ended September 30, 2013**
>   **Filed February 4, 2014**
>   **File No. 0-53732**

Dear Mr. Van Vliet:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Description of Business, page 4

Regulation, page 9

1.   We note that many of the statistics and regulatory developments you cite in your business section have not been updated since your initial public offering went effective. For example, you disclose the following:

- "The European Union has implemented a target of 5.75% renewable fuel usage by 2010" [page 9];

- "Further clarifications and standards were set in February, 2010 when RFS2 required the use of 1.150 billion gallons of biodiesel by the end of 2010 for the 2009 and 20190 calendar years, increasing to 1 billion gallons per year in 2011" [page 10];

- The EPA "[h]as established a goal of 30% alternative fuel usage in government fleets by 2010" [page 11]; and

- "By 2012, these renewable fuel standards, or ("RFS"), require the national volume of renewable fuels equal or exceed 7.5 billion gallons" [page 11].

In future filings, please update your disclosure to discuss the most recent developments impacting the industries you compete in. In your supplemental response, please show us what your disclosure would have looked like in response to this comment.

Item 7. Management's Discussions and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 27

Year Ended September 30, 2013 compared to September 30, 2012, page 27

2.   Please reconcile how you generated $187,000 in revenue in fiscal year 2012 with your disclosure on page 11 that you "have not yet commenced any operations and have no revenue."

Term Loans In Default, page 28

3.   Please disclose the bank that you entered into the October 2007 facilities agreement with.

Item 11. Executive Compensation, page 36

Summary Compensation Table, page 37

4.   In future filings, please include a footnote disclosing all assumptions made in valuing Mr. Van Vliet's stock and option awards. In your supplemental response, please show us what your disclosure would have looked like in response to this comment. Refer to Instruction #1 to Instructions to 402(n)(2)(v) and 402(n)(vi) in Item 402(n) of Regulation S-K.

Item 15. Exhibits and Financial Schedules, page 40

5.   Please file the following as exhibits in your next Exchange Act report:
- Mr. Van Vliet's employment contract;
- the October 2007 facilities agreement; and
- the lease agreement for Malaysian plant site.

Refer to Item 601(b)(10) of Regulation S-K.

Signatures, page 41

6.   In future filings, please ensure that your controller or principal accounting officer signs the Form 10-K. Refer to General Instruction D to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Korvin, Staff Attorney, at (202) 551-3236 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief